

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2023

Shannon Okinaka
Executive Vice President, Chief Financial Officer and Treasurer
Hawaiian Holdings Inc.
3375 Koapaka Street, Suite G-350
Honolulu, HI 96819

Re: Hawaiian Holdings Inc.
Post Affective Amendment No. 2 to Registration Statement on Form S-3
Filed February 15, 2023
File No. 333-268473

Dear Shannon Okinaka:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post Affective Amendment No. 2 to Registration Statement on Form S-3

General

1. Please be advised that we will not be in a position to declare your filing effective until all outstanding comments on your Form 10-K for the fiscal year ended December 31, 2022 are resolved.

2. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2022, which in turn incorporates by reference certain Part III information from a definitive proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include the Part III information or have filed a definitive proxy statement which includes such information. For guidance, please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Kevin Dougherty, Staff Attorney at 202-551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Amanda Urquiza